EXHIBIT 99.1

Shopify Announces First-Quarter 2024 Financial Results

Revenue up 23%, and up 29% Adjusting for the Sale of Our Logistics Businesses;
Gross Profit up 33%;
Free Cash Flow Margin Doubled Year Over Year to 12%

Internet, Everywhere - May 8, 2024 - Shopify Inc. (NYSE, TSX: SHOP), a provider of essential internet infrastructure for commerce, announced today financial results for the quarter ended March 31, 2024.

“You’re seeing the strongest version of Shopify in our history. Our outstanding Q1 performance is clear proof of our dedication to the new shape of Shopify, our commitment to operating with a consistent team size, and our focus on building for the long-term to deliver both growth and profitability,” said Harley Finkelstein, President of Shopify. “We are building a 100-year company, and we will continue to remain fiercely agile, capitalizing on every opportunity that accelerates the success of our merchants, enables us to continue to build world-class products, and enhances operational efficiency for better returns.”

“Shopify had a strong start to the year, building on the performance of 2023, delivering year-over-year revenue growth for the quarter of 23%, or 29% when adjusting for the sale of our logistics businesses, combined with 12% free cash flow margin,” said Jeff Hoffmeister, Chief Financial Officer of Shopify. “Looking ahead, we are committed to upholding our operational discipline and strong execution.”

First-Quarter Financial Highlights
•Gross Merchandise Volume1 (“GMV”) increased 23% to $60.9 billion, an increase of $11.3 billion over the first quarter of 2023
•Revenue increased 23% to $1.9 billion compared to the prior year, which translates into year-over-year growth of 29% after adjusting for the sale of our logistics businesses
•Merchant Solutions revenue increased 20% to $1.4 billion compared to the prior year, driven primarily by the growth of GMV and continued penetration of Shopify Payments
•Gross Payments Volume2 (“GPV”) grew to $36.2 billion, representing 60% of GMV processed in the quarter, versus $27.5 billion, or 56%, for the first quarter of 2023
1. Gross Merchandise Volume, or GMV, represents the total dollar value of orders facilitated through the Shopify platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.
2. Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.

•Subscription Solutions revenue increased 34% to $511 million compared to the prior year, driven by the growth in the number of merchants and the pricing increases on our standard subscription plans
•Monthly Recurring Revenue3 (“MRR”) as of March 31, 2024 increased 32% to $151 million compared to the prior year, driven by continued growth across all of our subscription plans. Shopify Plus contributed $48 million, or 32%, of MRR compared with 33% of MRR as of March 31, 2023
•Gross profit dollars grew 33% to $957 million compared to the prior year. Gross margin for the quarter was 51.4% compared to 47.5% in the first quarter of 2023, driven primarily by the lack of the dilutive impact of the logistics businesses and changes in pricing from standard plans, partially offset by the continued growth of Shopify Payments
•Free cash flow4 was $232 million compared to free cash flow of $86 million in the prior year
•Free cash flow margin4 for the quarter was 12% compared to free cash flow margin of 6% in the first quarter of 2023
•Cash and marketable securities were $5.2 billion as of March 31, 2024, and we had a net cash position of $4.3 billion after consideration of our outstanding convertible notes

2024 Outlook
The outlook that follows supersedes all prior financial outlook statements made by Shopify, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see “Forward-looking Statements” below for more information.

Note that year-over-year comparability in our financial outlook will be impacted by the sales of our logistics businesses, which we expect will create a revenue growth headwind of approximately 300 to 400 basis points and a gross margin tailwind of approximately 200 to 300 basis points when compared to the second quarter of 2023.

For the second quarter of 2024, we expect:
•Revenue to grow at a high-teens percentage rate on a year-over-year basis, which translates into a year-over-year growth rate in the low-to-mid-twenties when adjusting for the 300 to 400 basis points impact from the sale of our logistics businesses;
•Gross margin for Q2 is expected to decrease by approximately 50 basis points compared to Q1 2024;
•GAAP operating expense dollars to be up at a low-to-mid-single digit percentage rate compared to Q1 2024, which translates into operating expenses as a percentage of revenue of approximately 45% to 46%;
•Stock-based compensation to be $120 million, and capital expenditures to be $5 million; and
•Free cash flow margin to be similar to Q1 2024 free cash flow margin. We have now delivered three consecutive quarters of double-digit free cash flow margin, with no expectation for this trend to change.
3. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month. In the three months ended March 31, 2024, the Company revised the inclusion of paid trials in the calculation of MRR. Please refer to “Key Performance Indicators” below for more information.
4. Free Cash Flow and Free Cash Flow Margin are non-GAAP financial measures. Please refer to “Non-GAAP and Other Financial Measures” below for more information.

Quarterly Conference Call
Shopify’s management team will hold a conference call to discuss our first-quarter results today, May 8, 2024, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/news-and-events/. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s First Quarter 2024 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its First Quarter 2024 Management's Discussion and Analysis will be available on Shopify’s website at website at www.shopify.com and will be filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About Shopify
Shopify is the leading global commerce company that provides essential internet infrastructure for commerce, offering trusted tools to start, scale, market, and run a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for speed, customization, reliability, and security, while delivering a better shopping experience for consumers online, in store and everywhere in between. Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Mattel, Gymshark, Heinz, FTD, Netflix, Kylie Cosmetics, SKIMS, Supreme, and many more. For more information, visit www.shopify.com.

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements related to Shopify’s planned business initiatives and operations and outlook, the performance of Shopify's merchants, and the impact of Shopify's business on its merchants and other entrepreneurs. Words such as “continue”, “could”, “will”, “believe” and “expect” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: sustaining our rapid growth; managing our growth; our potential inability to compete successfully against current and future competitors; the security of personal information we store relating to merchants and their buyers, as well as consumers with whom we have a direct relationship including users of our apps; a cyberattack or security breach; our ability to innovate; the impact of worldwide economic conditions, particularly softening economic growth in key regions including Europe and the United States, including the resulting effect on spending by small and medium-sized businesses or their buyers; our current reliance on a few suppliers to provide the technology we offer through Shopify Payments; the reliance of our business, including the services we provide to merchants, in part on the success of our strategic relationships with third parties; our limited operating history in new and developing markets and new geographic regions; international sales and operations and the use of our platform in various countries; our potential inability to hire, retain and motivate qualified personnel, including key personnel; our reliance on third-party cloud providers to deliver our services; complex and changing laws and regulations worldwide; our dependence on the continued services and performance of our senior management and other key employees; payments processed through Shopify Payments, Shop Pay Installments, or payments processed or funds managed through Shopify Balance; our potential failure to effectively maintain, promote and enhance our brand; our history of losses and our efforts to maintain profitability; serious errors or defects in our software or hardware; evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations that may limit the use and adoption of our services; acquisitions and investments, including strategic investments and fluctuations in our share of income and loss from equity method investment; risks associated with Shopify Capital, and offering financing to merchants; our potential inability to achieve or maintain data transmission capacity; potential claims by third parties of intellectual property infringement or other third party or governmental claims, litigation, disputes, or other proceedings; activities of merchants or partners or the content of merchants' shops and our ability to detect and address unauthorized activity on our platform; unanticipated changes in tax laws or adverse outcomes resulting from examination of our income or other tax returns; being required to collect federal, state, provincial or local business taxes, sales and use taxes or other indirect taxes in additional jurisdictions on transactions by our merchants; changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers; our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology; our pricing decisions and changes to our pricing models for our solutions; our use of open source software; seasonal fluctuations in our operating results; exchange rate fluctuations that may negatively affect our results of operations; our dependence upon buyers’ and merchants’ access to, and willingness to use, the internet for commerce; provisions of our financial instruments including our convertible notes; our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all; our tax loss carryforwards; the ownership of our shares; our ability to maintain an effective system of internal controls over financial reporting; the perceived impact of a return on investment without issuing a dividend; our status as a foreign private issuer and the laws applicable to us as a foreign private issuer; the impact of provisions of Canadian law applicable to us; provisions of our constating documents and charter documents; and other events and factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release, represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Carrie Gillard	Alex Lyons
Director, Investor Relations	Senior Lead, External Communications
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(Expressed in US millions, except share and per share amounts)

	Three months ended
	March 31, 2024	March 31, 2023
	$	$
Revenues
Subscription solutions	511	382
Merchant solutions	1,350	1,126
	1,861	1,508
Cost of revenues
Subscription solutions	95	84
Merchant solutions	809	707
	904	791
Gross profit	957	717
Operating expenses
Sales and marketing	361	287
Research and development	335	458
General and administrative	124	123
Transaction and loan losses	51	42
Total operating expenses	871	910
Income (loss) from operations	86	(193)
Other (expense) income, net	(342)	269
(Loss) income before income taxes	(256)	76
Provision for income taxes	(17)	(8)
Net (loss) income	(273)	68
Other comprehensive (loss) income	(8)	9
Comprehensive (loss) income	(281)	77

Net (loss) income per share attributable to shareholders:
Basic	$(0.21)	$0.05
Diluted	$(0.21)	$0.05

Weighted average shares used to compute net (loss) income per share attributable to shareholders:
Basic	1,287,376,719	1,276,884,726
Diluted	1,287,376,719	1,291,682,051

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US millions except share amounts)

	As of
	March 31, 2024	December 31, 2023
	$	$
Assets
Current assets
Cash and cash equivalents	1,623	1,413
Marketable securities	3,554	3,595
Trade and other receivables, net	265	282
Loans and merchant cash advances, net	815	816
Other current assets	183	169
	6,440	6,275
Long-term assets
Property and equipment, net	52	49
Operating lease right-of-use assets, net	96	98
Intangible assets, net	25	29
Deferred tax assets	43	44
Equity and other investments ($2,621 and $2,977, carried at fair value)	3,294	3,597
Equity method investment	735	780
Goodwill	427	427
	4,672	5,024
Total assets	11,112	11,299
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	589	579
Deferred revenue	296	302
Operating lease liabilities	17	17
	902	898
Long-term liabilities
Deferred revenue	183	196
Operating lease liabilities	212	217
Convertible senior notes	916	916
Deferred tax liabilities	6	6
	1,317	1,335
Commitments and contingencies
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 1,208,869,243 and 1,207,318,947, issued and outstanding; unlimited Class B restricted voting shares authorized, 79,258,749 and 79,251,346 issued and outstanding; 1 Founder share authorized, 1 and 1 issued and outstanding	9,283	9,201
Additional paid-in capital	277	251
Accumulated other comprehensive (loss) income	(4)	4
Accumulated deficit	(663)	(390)
Total shareholders’ equity	8,893	9,066
Total liabilities and shareholders’ equity	11,112	11,299

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US millions)

	Three months ended
	March 31, 2024	March 31, 2023
	$	$
Cash flows from operating activities
Net (loss) income for the period	(273)	68
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Amortization and depreciation	10	30
Stock-based compensation	105	135
Provision for transaction and loan losses	28	28
Deferred income tax expense	1	1
Revenue related to non-cash consideration	(35)	(48)
Net loss (gain) on equity and other investments	373	(215)
Net loss on equity method investment	44	—
Unrealized foreign exchange loss (gain)	6	(3)
Changes in operating assets and liabilities	(21)	104
Net cash provided by operating activities	238	100
Cash flows from investing activities
Purchases of property and equipment	(6)	(14)
Purchases of marketable securities	(2,137)	(1,098)
Maturities of marketable securities	2,147	1,397
Purchases and originations of loans	(575)	(349)
Repayments and sales of loans	545	166
Purchases of equity and other investments	(1)	(90)
Acquisition of businesses, net of cash acquired	—	(31)
Net cash used in investing activities	(27)	(19)
Cash flows from financing activities
Proceeds from the exercise of stock options	3	6
Net cash provided by financing activities	3	6
Effect of foreign exchange on cash and cash equivalents	(4)	2
Net increase in cash and cash equivalents	210	89
Cash and cash equivalents – Beginning of Period	1,413	1,649
Cash and cash equivalents – End of Period	1,623	1,738

Non-GAAP and Other Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (“GAAP”), Shopify uses certain non-GAAP and other financial measures to provide additional information in order to assist investors in understanding our financial and operating performance. These measures are not recognized measures for financial presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies.

Adjusted gross profit, adjusted sales and marketing, adjusted research and development, adjusted general and administrative expenses, adjusted impairment on sales of Shopify's logistics businesses, adjusted operating income/loss, adjusted net income/loss and adjusted net income/loss per share are non-GAAP financial measures that exclude the effect of stock-based compensation expenses and related payroll taxes, accelerated stock-based compensation, amortization of acquired intangibles, severance related costs, provisions associated with litigation-related accruals, real estate-related impairment charges, and impairment on sales of Shopify’s logistics businesses. Adjusted net income/loss and adjusted net income/loss per share also exclude unrealized and realized gains and losses on equity and other investments, net loss on equity method investment, and tax effects related to non-GAAP adjustments. Operating leverage is a non-GAAP ratio that is calculated by dividing adjusted operating expenses by revenue. Free cash flow is a non-GAAP financial measure calculated as cash flow from operations less capital expenditures. Free cash flow margin is a non-GAAP ratio calculated as free cash flow divided by revenue. Shopify considers free cash flow and free cash flow margin as indicators of the efficiency and liquidity of Shopify's business, showing cash available after capital expenditures, to make strategic investments and drive future growth.

Management uses non-GAAP and other financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. The non-GAAP and other financial measures used herein be considered as a supplement to, and not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US millions, except share and per share amounts)

	Three months ended
	March 31, 2024	March 31, 2023
	$	$
GAAP Gross profit	957	717
% of Revenue	51%	48%
add: stock-based compensation and related payroll taxes	1	2
add: amortization of acquired intangibles	4	19
Adjusted Gross profit	962	738
% of Revenue	52%	49%

GAAP Sales and marketing	361	287
% of Revenue	19%	19%
less: stock-based compensation and related payroll taxes	12	15
less: amortization of acquired intangibles	—	2
Adjusted Sales and marketing	349	270
% of Revenue	19%	18%

GAAP Research and development	335	458
% of Revenue	18%	30%
less: stock-based compensation and related payroll taxes	72	106
Adjusted Research and development	263	352
% of Revenue	14%	23%

GAAP General and administrative	124	123
% of Revenue	7%	8%
less: stock-based compensation and related payroll taxes	26	18
Adjusted General and administrative	98	105
% of Revenue	5%	7%

GAAP Transaction and loan losses	51	42
% of Revenue	3%	3%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US millions, except share and per share amounts)

	Three months ended
	March 31, 2024	March 31, 2023
	$	$
GAAP Operating expenses	871	910
% of Revenue	47%	60%
less: stock-based compensation and related payroll taxes	110	139
less: amortization of acquired intangibles	—	2
Adjusted Operating expenses	761	769
% of Revenue	41%	51%

GAAP Operating income (loss)	86	(193)
% of Revenue	5%	(13)%
add: stock-based compensation and related payroll taxes	111	141
add: amortization of acquired intangibles	4	21
Adjusted Operating income (loss)	201	(31)
% of Revenue	11%	(2)%

GAAP Net (loss) income	(273)	68
% of Revenue	(15)%	5%
add: stock-based compensation and related payroll taxes	111	141
add: amortization of acquired intangibles	4	21
add: net loss (gain) on equity and other investments	373	(215)
add: net loss on equity method investment	44	—
add: income tax effects related to non-GAAP adjustments	(3)	(3)
Adjusted Net income	256	12
% of Revenue	14%	1%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US millions, except share and per share amounts)

	Three months ended
	March 31, 2024	March 31, 2023
	$	$
Basic GAAP Net (loss) income per share attributable to shareholders	(0.21)	0.05
add: stock-based compensation and related payroll taxes	0.09	0.11
add: amortization of acquired intangibles	—	0.02
add: net loss (gain) on equity and other investments	0.29	(0.17)
add: net loss on equity method investment	0.03	—
add: income tax effects related to non-GAAP adjustments	—	—
Basic Adjusted Net income per share attributable to shareholders	0.20	0.01
Weighted average shares used to compute GAAP and adjusted basic net (loss) income per share attributable to shareholders	1,287,376,719	1,276,884,726

Diluted GAAP Net (loss) income per share attributable to shareholders(1)	(0.21)	0.05
add: stock-based compensation and related payroll taxes	0.09	0.11
add: amortization of acquired intangibles	—	0.02
add: net loss (gain) on equity and other investments	0.29	(0.17)
add: net loss on equity method investment	0.03	—
add: income tax effects related to non-GAAP adjustments	—	—
Diluted Adjusted Net income per share attributable to shareholders	0.20	0.01
Weighted average shares used to compute GAAP and adjusted diluted net (loss) income per share attributable to shareholders(1)	1,299,746,361	1,291,682,051
(1) As the adjustments to GAAP net loss per share for the three months ended March 31, 2024 have resulted in an adjusted net income per share, the diluted GAAP net loss and the weighted average shares used to compute GAAP and non-GAAP diluted net (loss) income have been adjusted to reflect the effect of dilutive securities.

Free Cash Flow Reconciliation
The following table illustrates how free cash flow is calculated in this press release:

	Three months ended
	March 31, 2024	March 31, 2023
	$	$
	(in millions, except percentages)
Net cash provided by operating activities	238	100
less: capital expenditures(1)	(6)	(14)
Free cash flow	232	86
Revenue	1,861	1,508
Free cash flow margin	12%	6%
(1) Capital expenditures is equivalent to the amount included in “Purchases of property and equipment” on our condensed consolidated statements of cash flows for the reported period.

Financial Performance Constant Currency Analysis
The following table converts our GMV, revenues, gross profit and (loss) income from operations using the comparative period's monthly average exchange rates. The table below setting out the effect of foreign exchange rates on GMV and our consolidated statements of operations disclosure is a supplement to our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP. We have provided the below disclosure as we believe it presents a clear comparison of our period to period operating results by removing the impact of fluctuations in foreign exchange rates and to assist investors in understanding our financial and operating performance. Adjusted gross profit and adjusted operating income/loss are not recognized measures for financial statement presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

	Three months ended March 31,
	GMV	Revenue	Subscription Solutions Revenue	Merchant Solutions Revenue	Gross Profit	(Loss) Income from Operations
	(in millions, except percentages)
2023 As Reported (GAAP, excl. GMV)	$49,568	$1,508	$382	$1,126	$717	$(193)
2023 As Adjusted	$49,568	$1,508	$382	$1,126	$738	$(31)
2024 As Reported (GAAP, excl. GMV)	$60,855	$1,861	$511	$1,350	$957	$86
2024 As Adjusted	$60,855	$1,861	$511	$1,350	$962	$201
Percentage Change Y/Y (GAAP, excl. GMV)	23%	23%	34%	20%	33%	(145)%
Percentage Change Y/Y (As Adjusted)	23%	23%	34%	20%	30%	(748)%
Constant Currency Impact	$(119)	$—	$(1)	$1	$—	$7
Percentage Change Y/Y (GAAP, excl. GMV) Constant Currency	23%	23%	34%	20%	33%	(141)%
Percentage Change Y/Y (As Adjusted, excl. GMV) Constant Currency	23%	23%	34%	20%	30%	(726)%

Key Performance Indicators
The following represents a summary of our key performance indicators, along with period-over-period changes:

	Three months ended		2024 vs. 2023
	March 31, 2024	March 31, 2023	% Change / Change (bps)
	(in millions, except percentages)
GMV	$60,855	$49,568	23%
GPV	$36,238	$27,521	32%
GPV as a % of GMV	60%	56%	400 bps
MRR(2)	$151	$114	32%
Shopify Plus MRR as a % of total MRR	32%	33%	(100) bps
Revenue	$1,861	$1,508	23%
Attach Rate(1)	3.06%	3.04%	2 bps
(1) Attach rate is defined as total revenue divided by GMV and is a key performance indicator of our business and our ability to generate greater value for our merchants.
(2) In the three months ended March 31, 2024, the Company revised the inclusion of paid trials in the calculation of MRR. Revised MRR for the three months ended March 31, 2023, June 30, 2023, September 30, 2023 and December 31, 2023 were $114 million, $135 million, $137 million, $144 million, respectively.